September 25, 2008

Mail Stop 3561

Pantelis Zachos, President
Fluid Solutions, Inc.
Ampelon 3
Kilkis, Greece 61100

Re: Fluid Solutions, Inc.
Form 10
Filed September 22, 2008
File No. 0-53434

Dear Mr. Zachos:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not further process the registration statement until these material deficiencies are addressed.

Please revise the registration statement to correct the following errors or inconsistencies:

- The third paragraph of the audit report refers to a September 30, 2007 balance sheet but no such balance sheet appears in the filing;

- You present a statement of operations for the period ended December 31, 2007 and December 31, 2007 balances in the statement of stockholders' equity but financial statements for that period are not mentioned in the audit report;

- You disclose in the first note to the financial statements that Fluid Solutions Inc was incorporated on June 30, 2008.

* * * * *

You are advised that the registration statement will become effective through operation of law 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director